UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC FILE NUMBER 333-145620
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

CHINA BCT PHARMACY GROUP, INC.
Full Name of Registrant

Former Name if Applicable

No. 102, Chengzhan Road
Address of Principal Executive Office (Street and Number)

Liuzhou City, Guangxi Province, P.R.C. 545007
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China BCT Pharmacy Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the “Form 10-Q”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the unaudited condensed consolidated financial statements included in the Form 10-Q. The Company anticipates that its Form 10-Q will be filed within the prescribed extension period in accordance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xiaoyan Zhang	+86 (772)	363 8318
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our gross profit for the three months ended March 31, 2013 will be $11.2 million for the as compared to $16.5 million for the three months ended March 31, 2012, representing an anticipated decrease of $5.3 million or approximately 32.1%.  Our gross profit margin is expected to be 16.9% for the three months ended March 31, 2013  compared to 23.2% for the three months ended March 31, 2012. The decrease in gross profit margin was mainly attributed to the reduction in the gross profit margin derived from our pharmaceutical distribution segment.  For hospital customers, we establish a pricing range aligned with our suppliers through the PRC government-mandated collective tender process while the prices of drugs sold to health care community centers are governed by a prescribed list .  As for other pharmaceutical product distributors, we arrange three party negotiations with distributors and suppliers. Under the current tender, the prices under the bids do drop and we cannot maintain the margin in the same degree between our cost of purchasing pharmaceutical products from our suppliers and our prices of pharmaceutical products sold to our hospital and health care centers customers. Further, the increase in the portion of our sales derived from distributors and others category further reduces our overall gross profit margin.

As a result of the above factors, we expect to report net income of $4.6 million for the three months ended March 31, 2013 as compared to $8.9 million for the three months ended March 31, 2012, representing a decrease of $4.3 million or 48.3%.  For the three months ended March 31, 2013, our net income was impacted by recognition of non-cash expense of $0.2 million derived from share based compensation.  Excluding this net $0.2 million non-cash expense, our net income for the three months ended March 31, 2013 would have been $4.8 million, representing a decrease of $4.3 million or 47.3% compared to $9.1 million excluding the non-cash loss of $0.2 million for the same period of 2012.

China BCT Pharmacy Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2013	By:	/s/ Xiaoyan Zhang
Name: Xiaoyan Zhang
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).